SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-38397

Farmmi, Inc.
(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Adjournment of Annual Meeting of Shareholders held on March 23, 2023

This current report on Form 6-K is submitted in connection with the adjournment of the annual general meeting (the “AGM”) held by Farmmi, Inc. (the “Company”) on March 23, 2023, at 10:00 A.M., Beijing time (10:00 P.M. ET on March 22, 2023). The AGM was convened to consider proposals (the “Proposals”), including ratification of the Company’s auditor, election of directors and an increase in the authorized share capital of the Company, presented in the Notice of Annual Meeting of Shareholders dated February 17, 2023. The Notice of Annual Meeting of Shareholders is also available on the Company’s website at http://ir.farmmi.com.cn/.

The AGM was adjourned due to lack of the required quorum of the Company’s issued ordinary shares. The Company’s Second Amended and Restated Articles of Association (the “Articles”) provide, at Article 64, that “No business shall be transacted at any meeting unless a quorum is present at the time when the meeting proceeds to business. Members holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company entitled to vote upon the business to be transacted, shall be a quorum.” Members holding less than an aggregate of one-third in nominal value of the total issued voting shares in the Company were present. Therefore, a quorum was not present. The AGM was adjourned, without any business being conducted.

The Company will reconvene the AGM to decide on the Proposals on March 27, 2023, at 10:00 A.M., Beijing time (10:00 P.M. Eastern Time on March 26, 2023), as determined by the board of directors of the Company. Proxies which have been received would remain valid for the adjourned AGM. Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on February 15, 2023 are entitled to attend the adjourned AGM. Shareholders who wish, but have not yet, cast their votes may do so by returning the Form of Proxy for Annual Meeting of Shareholders distributed in connection with the AGM.

The Company’s Articles provide, at Article 66, that “If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned and shall reconvene on the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the reconvened meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.” As a foreign private issuer, the Company has elected to follow the practice of the Cayman Islands, its home country, as set out in Article 66 of the Articles. Therefore, if at the reconvened meeting a quorum is not present within half an hour, the shareholders present will be a quorum.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

Date: March 23, 2023	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

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